Filed pursuant to Rule 424(b)(5)
Registration No. 333- 145976

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered (1)	Amount to Be Registered(2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (4)
Common Stock, par value $0.01 per share…….	4,963,425	$208.68	$1,035,767,529.00	$73,850.22
Common Stock, issuable upon conversion of Series B Non-Voting Participating Preferred Stock, par value $0.01 per share…….	2,860,188	$208.68	$596,864,031.80	$42,556.41
Total:	7,823,613	—	$1,632,631,560.84	$116,406.63

(1) This Registration Statement relates to the resale or other distribution by the registering stockholders named herein of up to 7,823,613 shares of common stock, $0.01 par value, 2,860,188 of which are issuable upon conversion of Series B Non-Voting Participating Preferred Stock, par value $0.01 per share.

(2) The securities registered herein are offered pursuant to an automatic shelf registration statement.

(3) Calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”) based on the average of the high and low prices for the Common Stock on the New York Stock Exchange on February 11, 2010.

(4) Calculated in accordance with Rule 457(r) under the Securities Act. Payment of the registration fee at the time of filing of the registrant’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 11, 2007 (File No. 333-145976), was deferred pursuant to Rules 456(b) and 457(r) of the Securities Act, and is paid herewith. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in such registration statement.

PROSPECTUS SUPPLEMENT

(To prospectus dated September 11, 2007)

7,823,613 shares Common Stock

The registering stockholders of BlackRock, Inc. may offer and sell up to 7,823,613 shares of our common stock, par value $0.01 per share (which includes 2,860,188 shares of our common stock, issuable upon the conversion of Series B Non-Voting Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") into common stock), for their own account through this prospectus supplement and the accompanying prospectus.

The prices at which these stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We cannot predict when or in what amounts a registering stockholder may sell any of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares.

Our common stock is listed on the New York Stock Exchange under the symbol “BLK”. The last reported sale price of our common stock on February 11, 2010 was $207.30 per share.

Investing in our common stock involves risks, including those described in the “Risk Factors” section beginning on page S-3 of this prospectus supplement and the section entitled “Risk Factors” beginning on page 20 of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference into the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 12, 2010.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, the registering stockholders may, from time to time, sell common stock in one or more offerings. In this prospectus supplement, we provide you with specific information about the shares of our common stock that the registering stockholders are registering in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock, the registering stockholders and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page ii of the accompanying prospectus before investing in our common stock.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or which we or the registering stockholders provide to you. We have not, and the registering stockholders have not, authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. We are not, and the registering stockholders are not, making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those date s.

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms “BlackRock,” “Company,” “we,” “our” and “us” refer to BlackRock, Inc. and its subsidiaries, unless otherwise specified.

General

BlackRock, Inc. is the largest publicly traded investment management firm. BlackRock’s business focuses exclusively on investment and risk management services; we do not engage in proprietary trading or other activities that could conflict with the interests of our clients. Our business is global – we invest in capital markets throughout the world, we have employees in 24 countries, and we serve institutional and retail investors in more than 100 countries. Our institutional clients include defined benefit and defined contribution pension plans, endowments, foundations, charities and other tax-exempt investors; corporate, municipal and other treasurers; sovereign wealth funds and other official institutions; and insurance companies, banks and other financial institutions. We also manage money for retail and high net worth investors, including family offices. We work closely with our clients and their advisors to develop products and tailor solutions to meet their investment objectives consistent with their risk tolerances. We offer our investment products directly and through intermediaries in a variety of vehicles, including open-end and closed-end funds, iShares® exchange-traded funds, common and collective trusts and other pooled investment vehicles, and separate accounts.

Acquisition of Barclays Global Investors

On December 1, 2009, BlackRock completed its previously announced acquisition (the “Acquisition”) of Barclays Global Investors ("BGI") from Barclays Bank PLC. In exchange for BGI, BlackRock paid approximately $6.65 billion in cash and issued 3,031,516 shares of BlackRock common stock, 26,888,001 shares of Series B Preferred Stock, and 7,647,254 shares of BlackRock Series D Preferred Stock, par value $0.01 per share (“Series D Preferred Stock”), to Barclays BR Holdings S.à r.l. As part of the financing for the Acquisition, in June 2009, BlackRock entered into stock purchase agreements with the registering stockholders, among others, and also entered into registration rights agreements for the registration of the resale of the common stock with the SEC under the Securities Act.

THE OFFERING

Common stock to be offered by the registering stockholders(1)	7,823,613 shares

Use of proceeds	We will not receive any proceeds from the sale of stock by the registering stockholders in this offering.

New York Stock Exchange symbol	BLK

Risk Factors
See “Risk Factors” beginning on page S-2 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

(1) Including 2,860,188 common shares issuable upon conversion of the Series B Preferred Stock.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the period ended December 31, 2008, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in our Annual Report on Form 10-K for the period ended December 31, 2008.

The integration of the Barclays Global Investors business creates numerous risks and uncertainties that could adversely affect profitability.

The BGI business and personnel are in the process of being integrated with our previously existing business and personnel. These transition activities are complex and we may encounter unexpected difficulties or incur unexpected costs including:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving expected synergies associated with the transaction;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	challenges in keeping existing clients and obtaining new clients, including potential conflicts of interest; and

•	challenges in attracting and retaining key personnel.

As a result, we may not be able to realize the expected revenue growth and other benefits that we hope to achieve from the transaction. In addition, we may be required to spend additional time or money on integration that would otherwise be spent on the development and expansion of our business and services.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. We cannot predict the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the registering stockholders in this offering.

REGISTERING STOCKHOLDERS

On December 1, 2009 and in connection with the Acquisition, we sold shares of our common stock and Series B Preferred Stock to the registering stockholders in a private transaction in exchange for cash. Upon transfer of any Series B Preferred Stock to a person other than an affiliate of the initial holder, each share of Series B Preferred Stock is automatically converted into one share of common stock. We and the registering stockholders entered into a registration rights agreement, pursuant to which we granted the registering stockholders registration rights. The shares of our common stock held by the registering stockholders and the shares of our common stock issuable upon conversion of Series B Preferred Stock into common stock listed below are being registered pursuant to those registration rights and may be offered from time to time by the registering stockholders pursuant to this prospectus supplement.

The following table presents information about the beneficial ownership of our common stock by registering stockholders based on 62,973,865 shares of our common stock outstanding as of February 11, 2010. The information presented regarding the registering stockholders is based upon representations made by the registering stockholders to us. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and, in general, stockholders having voting or investment power with respect to a security are beneficial owners of that security. Unless otherwise indicated, to our knowledge, all persons listed in the table below have sole voting and investment power with respect to their shares.

The registering stockholders have informed us that, as of the date of this prospectus supplement, they consider their holdings long term and have no immediate plans to sell the shares covered by this prospectus supplement, although their plans may change depending on market conditions and other factors. The following table was prepared assuming that the registering stockholders sell or otherwise distribute all of the shares of common stock beneficially owned by them, including shares resulting from the conversion of the Series B Preferred Stock, that are registered by us and that they do not acquire any additional shares of stock. However, because the registering stockholders may from time to time sell or otherwise distribute all, some or none of the shares covered by this prospectus supplement and beneficially owned by them, no estimate can be made of the aggregate number of such shares that are to be offered hereby or that will be owned by each registering stockholder upon completion of any sale to which this prospectus supplement relates.

	Ownership Before Offering			Securities Offered by this Prospectus	Ownership After Offering
Name of Registering Stockholder	Series B Preferred Stock	Common Stock	% of Common Stock outstanding(1)	Common Stock(2)	Common Stock	% of Common Stock(3)

Government of Singapore Investment Corporation Pte Ltd.	—	2,633,219	4.1%	2,489,331	143,888	0.2%
Kuwait Investment Corporation	2,860,188	2,630,707	8.4%	5,334,282	156,613	0.2%
Total:	2,860,188	5,263,926	12.5%	7,823,613	300,501	0.4%

(1)
Represents the percentage of aggregate common stock outstanding assuming the automatic conversion of the of the Series B Preferred Stock upon a transfer to a third party at a conversion rate of one share of common stock per one share of Series B Preferred Stock.

(2)
Represents the aggregate holdings of common stock assuming the automatic conversion of the Series B Preferred Stock upon transfer to a third party at a conversion rate of one share of common stock per one share of Series B Preferred Stock.

(3)
Assumes that each named registering stockholder sells or otherwise distributed all of the common stock that it holds to third parties, including the shares of common stock issuable upon conversion of the Series B Preferred Stock, that is covered by this prospectus and neither acquires nor disposes of any other shares of our Series B Preferred Stock and common stock subsequent to the date of which we obtained information regarding its holdings.

PLAN OF DISTRIBUTION

We are registering 7,823,613 shares of our common stock on behalf of the registering stockholders. As used in this prospectus supplement, “registering stockholders” includes the donees, transferees, pledgees or others who may later hold a registering stockholder’s interests. Under registration rights agreements with the registering stockholders, we agreed to register the common stock owned by the registering stockholders and to indemnify the registering stockholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933, as amended. Under the registration rights agreements, we also agreed to pay the costs and fees of registering the shares of common stock; however, the registering stockholders will pay any brokerage commissions relating to the sale of the shares of common stock.

A registering stockholder may sell the common stock being offered hereby in one or more of the following ways at various times:

•	directly to investors;

•	through agents to the public or to investors;

•	to or through underwriters or dealers; or

•	through a combination of these methods.

The registering stockholders may offer shares of common stock in one or more offerings pursuant to this prospectus supplement and other prospectus supplements, and any such prospectus supplement will set forth the terms of the relevant offering to the extent required. To the extent the shares of common stock offered pursuant to a prospectus supplement remain unsold, the registering stockholders may offer those shares of common stock on different terms pursuant to another prospectus supplement.

The registering stockholders will act independently in making decisions with respect to the timing, manner and size of each sale. The registering stockholders may sell the common stock in transactions:

•	on the New York Stock Exchange or any other national securities exchange or quotation system on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.

The offer and sale of the securities described in this prospectus supplement by registering stockholders or any of their respective agents, underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

A distribution of the common stock by the registering stockholders may also be effected through the issuance by the registering stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the registering stockholders may sell some or all of the shares of common stock covered by this prospectus supplement through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

The registering stockholders may also enter into hedging transactions. For example, the registering stockholders may:

•
enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the registering stockholders to close out its short positions;

•	sell common stock short itself and re-deliver such shares to close out its short positions;

•
enter into option or other types of transactions that require the registering stockholders to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus supplement; or

•
loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, the registering stockholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus supplement to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus supplement and any other applicable prospectus supplement. If so, the third party may use securities borrowed from the registering stockholders or others to settle such sales and may use securities received from the registering stockholders to close out any related short positions. The registering stockholders may also loan or pledge securities covered by this prospectus supplement and any other applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus supplement and any other applicable prospectus supplement.

Any other applicable prospectus supplement may set forth the terms of the offering of the common stock covered by this prospectus supplement, including:

•	the name or names of any dealers or agents and the amounts of securities purchased by each of them, if any; and

•
the public offering price of the common stock and the proceeds to the registering stockholders and any discounts, commissions or concessions or other items constituting compensation allowed, reallowed or paid to dealers or agents, if any.

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to dealers or agents may be changed from time to time.

The registering stockholders may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the registering stockholders may allow other broker-dealers to participate in resales. The registering stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If a registering stockholder qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

In addition to registering its common stock under this prospectus supplement, the registering stockholders may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the registering of the common stock, including liabilities arising under the Securities Act;

•	transfer its common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer;

•	sell its common stock under Rule 144 of the Securities Act rather than under this prospectus supplement, if the transaction meets the requirements of Rule 144; or

•	sell its common stock by any other legally available means.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher and Flom LLP New York, New York.

EXPERTS

The financial statements for the year ended December 31, 2008 incorporated in this prospectus supplement and the prospectus to which it relates by reference from BlackRock, Inc.’s Current Report on Form 8-K, filed on September 17, 2009, and the effectiveness of BlackRock, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to adoption by BlackRock, Inc. on January 1, 2009 of Statement of Financial Accounting Standards (“SFAS”) No. 160,  Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51  (“SFAS No. 160”), FASB Staff Position (“FSP”) APB 14-1,  Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)  (“FSP APB 14-1”) and FSP EITF 03-6-1,  Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities  (“FSP EITF 03-6-1”) and retrospective adjustment of all periods presented in the consolidated financial statements for the changes required by these statements, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Barclays Global Investors included in Exhibit 99.1 of BlackRock’s Current Report on Form 8-K/A dated December 4, 2009 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, on the authority of said firm as experts in accounting and auditing.